Press release

from ASSA ABLOY AB (publ) 6 September 2005 no:12



ASSA ABLOY acquires Security World, South Africa's fastest growing chain of home security stores

Security World is the fastest growing franchise in South Africa and currently has 24 stores. The acquisition gives ASSA ABLOY the direct channel it has been lacking to the general public on the South African market.

An important aspect of ASSA ABLOY's global consumer strategy is to develop channels to consumers in close cooperation with local partners.

Åke Sund, Executive Vice President of ASSA ABLOY, says: "The consumer market has huge global potential for ASSA ABLOY and we are committed to making it easy for people to find the right solution for their home security needs. The acquisition of Security World gives us both valuable experience and a possibility to further develop the consumer offering in South Africa."

For further information or comment contact

Åke Sund, Executive Vice President, tel: +46 8 506 485 74
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.